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                         EXHIBIT 2.1 PLAN OF ACQUISITION

The Company has entered into a non-binding Letter of Intent and Term Sheet dated February 22, 1999 between the Company's subsidiary, Alternative Materials Technology, Inc. ("AMT USA") and U.S. Cellulose Co., Inc. ("USC"), whereby the Company plans to acquire all of the issued and outstanding shares of USC in consideration for $1,000,000 in cash (the "Acquisition"). USC is at arm's length to the Company and AMT USA.

The closing of the transaction is subject to:

        (i) The negotiation and execution of a definitive stock purchase agreement and other required documents in connection therewith.

        (ii) A satisfactory due diligence review by the Company, to be completed within 90 days after the execution of the definitive agreement and approval by the Company's auditors, legal counsel, lenders and board of directors.

        (iii) The Company raising sufficient capital to acquire all the outstanding shares in cash.

        (iv) The approval by USC of the terms of a severance benefit plan, not to exceed $400,000,to be implemented by the Company for any of USC's employees who are not retained by the Company after the transaction.


The Company plans to primarily raise funds for the Acquisition through a Short Form Offering Document and concurrently through private placement of additional securities and the exercise by certain directors, officers and other persons of previously issued warrants.

The Short Form Offering Document offers up to a total of 800,000 Units, at a price of Cdn$0.80 per Unit, for maximum aggregate proceeds of Cdn$640,000, to eligible qualified investors under the Securities Act ("British Columbia"). Each Unit consists of one common share and one transferable purchase warrant. Two such purchase warrants entitle a purchaser to acquire a further common share at the price of Cdn$0.90 for twelve months following the date of issue. The Offering will be conducted by Canaccord Capital Corporation, the Agent, on a best efforts basis. The proposed private placement will proceed by way of offering memorandum with the expected purchasers being eligible under the Securities Act ("British Columbia") and of the Securities Rules ("British Columbia"). The size of the private placement is to be up to 1,250,000 of units, at a price of Cdn$0.80 per unit. Each unit will be comprised of one common share and one non-transferable purchase warrant entitling the holder thereof to acquire one additional common share at a price of Cdn$0.90 in the first year following the closing of the private placement and at a price of Cdn$1.25 in the second year following the closing of the private placement.

List of all omitted schedules

        (i)    Letter of Intent and Term Sheet

        (ii)   Agency Agreement

        (iii)  Short Form Offering Document

        (iv)   Offering Memorandum

The Company agrees that the aforementioned omitted schedules will be furnished. upon written request by the United States Securities and Exchange Commission.